VERIS GOLD CORP. (Formerly Yukon-Nevada Gold Corp.)
Management’s Discussion and Analysis
For the year ended December 31, 2012

The following management’s discussion and analysis (‘‘MD&A’’) should be read in conjunction with the consolidated financial statements of Veris Gold Corp. (the “Company” or “Veris”) for the year ended December 31, 2012 and related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to (“CAD”) are to Canadian dollars. This MD&A has been prepared as of March 25, 2013.

The Company’s shares are listed on the TSX (trading symbol – “VG”) and the Frankfurt Stock Exchange (trading symbol – “NG6A”) and at March 25, 2013 the Company had 107,641,344 shares outstanding.

COMPANY HIGHLIGHTS

  The fourth quarter marked the second consecutive quarter of steady state production at Jerritt Canyon with total ounces recovered of 35,042 and shipped production of 31,754 payable ounces. Fourth quarter gold sales of $51.8 million were recognized on 32,198 ounces, resulting in a second consecutive quarter with positive gross margin and net income from mine operations.

  Development of the Starvation Canyon mine continued during the fourth quarter of 2012 with the commencement of underground decline development. A total of 629 feet of decline development was completed during the period. The project continues to be on schedule for production starting in March 2013 and ramping up to 600 tons per day by the end of the second quarter of 2013.

  The Company also completed the remaining work on the second tailings facility and is now in a position to use this facility in 2013 once the original tailings facility has been completely filled in. Work on resurfacing the three rock disposal areas located in areas of historic open pit mining, the final item remaining under the Consent Decree, was substantially completed as well during the quarter, allowing for testing of the runoff from these areas in the spring of 2013.

  On December 18, 2012 the Company closed an offering for 7,200,000 of units ("Units") of the Company. The Company sold 7,200,000 Units at a price of C$2.10 per Unit representing aggregate gross proceeds of C$15.12 million. Each Unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of C$2.35 until December 18, 2016.

OVERVIEW

Veris Gold Corp. (“Veris” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Veris is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Veris is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control. Veris receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX-Steer (“SSX”), and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights
(Dollars in thousands except for per ounce amounts)

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Total 2012
Gold (troy ounces)
Payable Ounces Produced	13,099	25,249	35,524	31,754	105,626
Gold Ounces Sold	12,800	24,073	31,763	32,198	100,834
Gold sales	$20,889	$36,386	$51,487	$51,799	$160,561
Cost of gold sold	$21,666	$39,530	$36,889	$36,265	$134,350
Average gold price per ounce (1)	$1,720	$1,606	$1,667	$1,703	$1,665

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Total 2011
Gold (troy ounces)
Payable Ounces Produced	13,181	19,407	21,296	13,864	67,748
Gold Ounces Sold	13,650	18,341	18,035	16,850	66,876
Gold sales	$18,973	$28,258	$30,116	$27,769	$105,116
Cost of gold sold	$32,890	$30,191	$37,279	$30,450	$130,810
Average gold price per ounce (1)	$1,390	$1,541	$1,678	$1,676	$1,623

(1) Since Q3 2011 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by Deutsche Bank as repayment of the forward gold purchase agreement.

Mining

At the Company operated SSX-Steer mining complex, mine production was 106,586 tons averaging 0.174 ounces per ton, an estimated 18,568 ounces for the three months ended December 31, 2012; representing an 8.7% increase from the previous quarter’s delivery of 98,069 tons and an increase of 18.1% in the contained ounces of 15,720 ounces in the third quarter. The use of longhole open stoping continued throughout the quarter. The deliveries in the quarter averaged 1,158 tons per day, on budget for the quarter. Mining operations were hampered in the last week of the year due to heavy snow fall restricting ore haulage to the plant and effecting electrical power to the SSX-Steer site. Subsequently the operation added additional snow-clearing equipment to keep the haul roads open and production resumed on a normal basis early in the first quarter of 2013. The Company completed significant development during the fourth quarter, opening zone 5 up to mining which subsequently came into production in January, 2013

In the Smith mine Small Mine Development, LLC (“SMD”) delivered 108,297 tons to the mill, containing an estimated 19,092 ounces during the three months ended December 31, 2012. The tonnage was less than the third quarter production of 120,400 tons delivered, but the grade was higher during the fourth quarter, averaging 0.176 ounces per ton, resulting in higher total ounces (19,092 ounces) delivered compared with the third quarter delivery of 18,374 ounces. Fourth quarter production averaged 1,177 tons per day, inclusive of a shut down the contractors took over the December holidays.

Development of Starvation Canyon mine continued during the fourth quarter of 2012 with the commencement of underground decline development using SMD. During the quarter, 629 feet of decline development was completed, with excellent ground conditions thus far and to date the project is on track for timing and cost. Subsequent to the quarter, development continued and three ore accesses into ore have been started. The project continues to be on schedule for production starting in March 2013 and ramping up to 600 tons per day by the end of the second quarter of 2013. A total of 1,813 feet were developed as of the end of February 2013 and development is continuing at a rate of 600 feet per month. Subsequent to the fourth quarter of 2012, work on widening the access road commenced to allow for on-highway haulage trucks to directly access the site and reduce re-handling of ore. This work should be completed by the end of the first quarter of 2013.

Processing

For the fourth quarter of 2012 the mill processed 297,350 tons through the roaster containing an estimated 41,947 ounces of gold. This compares to the previous quarter when 323,575 tons were processed containing an estimated 40,538 ounces of gold. From this the processing facility recovered 35,042 ounces of gold, shipping 31,754 payable ounces before quarter end.

The processing tonnage in the fourth quarter was down 8% from the third quarter due to an increase in harder low-grade stockpile processed in October and wet ore in December resulting from high snow fall. A two day shutdown was taken in October to reline a portion of the dryer. November 2012 mill performance was the best month for throughput and averaged 4,086 tons per day.

Construction of the new tailings facility (“TSF2”) was substantially complete by the end of the fourth quarter. The facility is expected to be put into operation in the second quarter of 2013 with some minor repairs of leaks following construction to be completed prior to commissioning. At that time the original tailings facility (TSF1) will be taken out of operation.

Exploration

For the three months ended December 31, 2012 a total of 132 cubex drill holes were completed at the Smith and SSX-Steer underground mines. SMD continued drilling underground definition (production) drill holes using their own cubex (RC) drill in the Smith mine, focusing on Zones 2 and 8 where a total of 14,540 feet in 110 drill holes were completed. The Company drilled a total of 4,595 feet in 22 production cubex drill holes in the SSX-Steer mine Zone 5.

During the twelve months ended December 31, 2012, a total of 826 production cubex drill holes totaling 90,115 feet were completed at the Smith and SSX-Steer underground mines. An additional 59 underground exploration cubex drill holes totaling 8,805 feet were completed at Smith and SSX-Steer during the twelve months ended December 31, 2012.

During the three months ending December 31, 2012, three resource conversion diamond drill holes (assays pending) totaling 3,221 feet were completed from one underground drill station at the SSX-Steer mine in Zone 1 and West Mahala. Options are currently being examined for construction of an exploration drift that would extend from the existing workings at West Mahala and Zone 1 to near the northeastern West Mahala inferred resource pod and total at least 1000 feet in length. This exploration drift is critical to better convert resources to reserves at this northeastern West Mahala inferred resource pod. This exploration drift could also serve as multiple platforms for additional exploration drilling and at some point could act as a ventilation route and possible secondary escapeway for this remote area of the mine.

Q4 2012 Underground Diamond Drilling (Contractor) – Smith Mine:

Mine	Exploration		Resource Conversion
	# of Drill Holes	Footage	# of Drill Holes	Footage (ft.)
SSX-Steer	-	-	3	3,221

During the twelve months ended December 31, 2012 thirty-three diamond drill holes totaling 31,806 feet were completed from underground drill stations at the Smith and SSX-Steer mines-Fifteen of the diamond drill holes were completed as exploration drill holes at the Smith mine totaling 13,833 feet whereas the other 18 were completed as resource conversion drill holes at both Smith and SSX-Steer mines totaling 17,973 feet.

The goal of the 2012 underground diamond drilling program is to add resources and reserves that are not included in the current Life of Mine plan.

Surface exploration summary

During the three months ended December 31, 2012 the Company did not conduct any surface drilling. All assay results have been received now from the 2011 drilling program, including the 12 geotechnical core holes completed at Starvation Canyon. Resource conversion drilling at the southernmost mineralized pod in the West Mahala resource along with exploration targets at West Starvation Canyon and East Mahala will be prioritized in future drilling programs. Targeting at the West Starvation Canyon area is using the results from Titan-24 direct current resistivity, induce polarization, magnetotelluric (DC – IP –MT) ground survey conducted in mid-2011.

Environmental

During the fourth quarter of 2012 a number of environmental capital and legacy restoration projects continued at Jerritt Canyon. The capital projects included completion of the lining of the Water Storage Reservoir (now in operation), completion of earthworks and placement of lining on TSF2 and commencement of required electrical infrastructure. The additional air pollution controls installed in the third quarter remained in startup for the fourth quarter. Full commissioning of TSF2 is anticipated in the second quarter of 2013. The completion of the air pollution controls and performance testing are anticipated for the first quarter of 2013, and will mark the completion of the air pollution controls for mercury that was a primary air pollution regulatory requirement in the Consent Decree from 2009.

Other restoration projects in the quarter included re-grading of the Snow Canyon rock disposal area (“RDA”) in order to diminish infiltration; preparations to diminish the amount of snowmelt and runoff that infiltrate the Marlboro Canyon RDA; preparations to begin recovery of groundwater beneath the mill site; continued recovery of groundwater beneath TSF1; preparation for wintertime management of the supernatant in TSF1; and developing alternative water treatment plans for the RDA’s, such as using conventional biological methods, for submission and approval to the regulators.

Re-grading of the Snow Canon East RDA was 90% completed during the quarter with work expected to be completed in the third quarter of 2013; work also commenced on the restoration of the Marlboro Canyon RDA, expected to be complete in the first quarter of 2013. These are the remaining works required under the Consent Decree.

Ketza River

Exploration summary

The Company did not conduct any drilling in the fourth quarter of 2012 at Ketza River. Final assays from the 2011 Ketza River drilling program at the Penguin Zone and the South Hill exploration target have been received and were previously published in a July 25, 2012 press release.

During the fourth quarter, the Company conducted the following additional work:

  Received initial data maps from the Extremely Low Frequency (ELF) surface geophysical survey conducted in the summer; a final report is pending;
  Updated the acQuire drill hole and surface geochemical database; and,
  Compiled the quality assurance / quality control (“QAQC”) pulp check assays related to the 2008 to 2010 drilling programs.

In the fourth quarter of 2012 an impairment charge of $31.8 million was taken on the Company’s Yukon properties, primarily made up of a $30.0 million impairment charge on the Ketza River property. The impairment decision was primarily driven by observed impairment indicators including the recent downturn in industry, specifically in relation to exploration and development stage mining projects, which implied that the current carrying value would not be fully recoverable under existing market conditions. As previously described, management continued to work on the Ketza River property throughout 2012 and plans to continue the permitting process in 2013 while continuing to monitor the project for any further impairment indicators as the project progresses.

Yukon Environmental and Socio-economic Assessment Board

As part of the adequacy review, questions continue to be addressed regarding the Yukon Environmental and Socio-economic Assessment Application (“YESAA”) that was submitted in late September, 2011. The Company provided the Yukon Environmental and Socio-economic Assessment Board (YESAB) with a partial response to the first set of adequacy review questions on August 27, 2012. The Company submitted the final response submission in mid-February 2013. This report assessed the environmental and socio-economic effects of activities integrating scientific information, traditional knowledge and other local knowledge. The review of this application after it is deemed to be adequate by YESAB, is expected to take between 12 and 18 months to process.

Ongoing baseline data activities continue at the site including monthly water reporting. In addition, the Company is still pursuing the existing tailings dam water license renewal.

Silver Valley

No exploration work has been carried out on the Silver Valley property in the fourth quarter of 2012. QAQC pulp check assays for the 2007, 2009 and 2010 drilling programs were compiled and assessed. No significant activities were carried out on this property during 2012, nor are they expected to occur in 2013. In consideration of this along with the observed market impairment indicators previously described, an impairment charge of $1.8 million was taken to write-off the Company’s Silver Valley property in the fourth quarter of 2012.

SELECTED ANNUAL FINANCIAL INFORMATION
(In thousands of dollars, except for share and per share amounts)

	2012	2011	2010
Statement of Operations
Revenue	$160,561	$105,116	$71,370
Cost of gold sold	134,350	130,975	82,943
Gross income (loss)	26,211	(25,859)	(11,573)
(Loss) income from operations	(26,072)	(41,474)	(25,158)
(Loss) income before taxes	(27,929)	26,190	(192,018)
Net (loss) income	(20,015)	26,382	(190,388)
Basic (loss) income per share	(0.21)	0.31	(0.29)
Weighted average # of shares outstanding (basic)	97,371,112	84,564,832	64,495,498
Statement of Financial Position
Cash and cash equivalents	$9,295	$2,261	$-
Total assets	348,459	327,646	219,241
Total non-current liabilities	166,269	162,495	212,608

The Company’s Jerritt Canyon operations were shutdown in 2008 and 2009 due to operational and environmental reasons, during this time the Company came to an agreement with the Nevada Division of Environmental Protection (“NDEP”) in the form of a Consent Decree. The Consent Decree resolved all of the compliance concerns of the NDEP in relation to the Jerritt Canyon mill and surrounding land holdings, as well as related environmental concerns, and gave the Company the right to operate the milling facility. The Company resumed operations on October 20, 2009.

In the fourth quarter of 2010 the Company negotiated a contract to purchase ore from Newmont. This externally delivered ore continued to be purchased and processed throughout 2011. The purchase of Newmont ore was discontinued in the fourth quarter of 2011; and, the Company began exclusively processing its own lower cost ore in the first quarter of 2012.

During 2010 and 2011 the Company underwent a number of both scheduled and unscheduled voluntary shutdowns of the mill operations at Jerritt Canyon. These shutdowns were done to complete significant required equipment refurbishment, overhaul, and replacements, as well as critical maintenance. The first half of 2012 continued to experience significant downtime while the Company completed the construction and commissioning of key upgrades to the milling facilities including a new ore dryer circuit; a reconfigured fine crushing conveying system; a new Distributed Control System (“DCS”); and, the replacement of bucket elevators with belt conveyors. As a result of these capital improvements Jerritt Canyon achieved steady state production levels mid-year and with the final replacement of the bucket elevator installed with two standard conveyors this has been maintained throughout the remainder of 2012.

RESULTS OF ANNUAL OPERATIONS

The Company had a net loss of $20.0 million for the year ended December 31, 2012, compared to net income of $26.4 million for the year-ended December 31, 2011. The decrease in net income from 2011 is primarily caused by a $31.8 million non-cash impairment charge on the Company’s Yukon properties in the fourth quarter of 2012, with no comparable impairment in 2011. Also attributing to the decline in net-income was the recognition of $77.9 million of interest and other income in 2011 which included a $97.2 million non-cash gain resulting from the change in fair-value of share purchase warrants. In the current year the comparable non-cash gain from warrant revaluation was only $17.3 million resulting in $10 million in interest and other income for the year, $67.9 million less than the prior year. This decrease in interest and other income was offset by loss from operations of $26.1 million, a $15.4 million increase from the $41.5 million operating loss incurred in 2011.

The gross margin for 2012 was $26.2 million compared to a $25.9 million gross loss for the year ended December 31, 2011. The increased margin is due to the increased revenue in 2012 resulting from the additional ounces coming from the now producing SSX-Steer mine and the significant improvement in throughput at the Jerritt Canyon processing facility maintained since mid-year. In 2011 Jerritt Canyon experienced low overall production rates due to excessive levels of down time at the milling facility and incurred higher costs of production due to the processing of high cost purchased ore, which made up a significant portion of the ore processed for the first three quarters.

Gold sales:

For the year ended December 31, 2012, the Company realized gold sales of $160.6 million on sales of 100,834 ounces of gold, compared with realized gold sales of $105.1 million on sales of 66,876 ounces of gold in 2011. With the average market gold price of $1,665 per ounce in 2012 being comparable to the $1,623 per ounce experienced in 2011, the increase in sales is directly attributable to the 33,958 additional ounces sold, a 51% increase resulting from the continued ramp up in production and the achievement of stead y-state production from June 2012.

Gross margin:

The Company achieved a gross margin of $26.2 million for the year, a $52.1 million increase from the $25.9 million gross loss incurred in 2011. The increased margin is attributable to the increased gold sales described above with overall cost of operations were comparable year over year. Additional costs of the increased 2012 production (primarily mining costs) were offset by the decreased cost of processing ore mined at Jerritt Canyon rather than higher cost ore purchased from third parties which comprised almost 50% of the production in 2011.

Impairment of mineral properties:

In the fourth quarter of 2012 an impairment charge of $31.8 million was taken on the Company’s Yukon properties, primarily made up of a $30 million impairment charge on the Ketza River property. The impairment decision was primarily driven by observed impairment indicators including the recent downturn in industry, specifically in relation to exploration and development stage mining projects, which implied that the current carrying value would not be fully recoverable under existing market conditions. As previously described, management continued to work on the Ketza River property throughout 2012 and plans to continue the permitting process in 2013 while continuing to monitor the project for any further impairment indicators as the project progresses.

Depreciation, depletion and amortization:

The Company had $12.0 million in depreciation, depletion and amortization for the year ended December 31, 2012 compared with $6.7 million for the years ended December 31, 2011. The increase is attributable to the increased depreciable asset base resulting from the significant expenditures on property, plant and equipment (“PP&E”) in the fourth quarter of 2011 and the first half of 2012 with the extensive refurbishment program undertaken on the milling facility as well as the delivery of new underground mining equipment to support the ramp up of the SSX-Steer mine. Included is $2.0 million of depletion in 2012 (2011 – nil) arising from the significant additions to mineral properties in 2012.

General and administrative expenses and share-based payments:

During 2012 the Company incurred general and administrative expenses (“G&A”) of $8.4 million, comparable to the $8.2 million incurred in 2011. Included in G&A for the year ended December 31, 2012 is $2.2 million of share based payments compared to $1.8 million in 2011.

G&A excluding share based payments was $6.2 million in 2012, comparable with the $6.4 million incurred in 2011. These expenses are for corporate head office and transactions costs and are primarily comprised of: salary and benefit costs and, professional and consulting fees.

Total share based payments in 2012 were $2.8 million, of which $2.2 million was included in G&A and the remainder included in cost of sales, this compares to total share based payments in 2011 $3.2 million, of which $1.8 million was included in G&A and the remainder in cost of sales. The 2012 share based payments primarily relate to the vesting of 0.8 million stock options which were granted to employees and directors in 2012 with an average strike price of $2.76 and a fair-value of $2.43. Similarly the charge in 2011 relates to the vesting of stock options that were granted in 2009, 2010 and 2011, the majority of the cost pertaining to 0.8 million stock options granted during 2011, primarily to key personnel at an average strike price of $4.60 and a fair-value of $3.88.

Interest and other income

Interest and other income is comprised of:

	2012	2011
Gain on warrants and derivatives	$17,278	$97,203
Loss on derivative gold forwards	(7,920)	(19,524)
Interest income	46	57
Other income	628	137
	$10,032	$77,873

The Company has share purchase warrants issued that are denominated in Canadian dollars. As the Canadian dollar is not the functional currency of the Company, the issued and outstanding warrants are treated as financial instruments (derivative liabilities), and are thus revalued at each reporting period with the change in fair value recorded in net income. For the year ended December 31, 2012 a revaluation gain of $17.3 million was recognized compared to a gain of $97.2 million in 2011. This $79.9 million decrease is the primary driver for the decrease in interest and other income over the year. The gains in each year are the result of declined in the Company’s share price; the gain being larger in 2011 due to there being a larger number of warrants outstanding during the year, many of which expired in early 2012. This decrease in the gain on warrants was offset by an $11.6 million decrease in derivative losses year over year. The derivative losses are primarily attributable to derivative forward gold contracts resulting from the extension of the maturity dates of each, the increased loss in 2012 compared to 2011 was largely due to the increase in the number of gold ounces required to settle the respective contracts.

Finance and transactions costs:

Finance and transactions costs are comprised of:

	2012	2011
Interest on long term borrowings	-	5,784
Interest on convertible debenture	763	-
Accretion of decommissioning and rehabilitation provisions	1,225	1,704
Environmental rehabilitation expense	4,128	2,165
Transaction costs and finance fees	3,284	1,604
Other interest and transaction costs	700	351
	$10,100	$11,608

Finance and transactions costs for the year ended December 31, 2012 were $10.1 million compared to $11.6 million in 2011. The net $1.5 million decrease year over year is the result of interest expense incurred in 2011 but not in 2012 on Senior Secured Notes, which were settled in August of 2011, offset by a $0.8 million in interest incurred on the convertible debentures issued in June, July and October of 2012. As well environmental rehabilitation expense increased in 2012 which arose from the resurfacing of existing rock disposal areas ($2.0 million increase); and a $1.7 million increase in transactions and finance costs arising from the December 2012 public offering as well as the convertible debentures issued during the year.

Foreign exchange (gain) loss:

There was a foreign exchange loss of $1.8 million in 2012, compared with a $1.8 million gain in 2011. This was due to the strengthening of the Canadian dollar relative to the U.S. dollar. The 2012 loss was the result of U.S. denominated assets held in Canadian entities having decreased value due to the strengthening of the Canadian dollar. The 2011 gain was due to the opposite effect happening due to a weakening Canadian offset by Canadian dollar denominated monetary liabilities.

Income taxes

The Company recorded income tax recovery of $7.9 million in 2012 compared to a recovery of $0.2 million in 2011. The 2012 tax recovery arose from the impairment of Yukon mineral properties with corresponding reduction in deferred income tax liabilities.

The total income tax recovery in 2011 reflected a current recovery of $0.7 million, arising from a reversal in 2011 of prior years’ provisions, which was offset by a 2011 deferred income tax expense of $0.5 million that resulted from increased future income tax liabilities relating to Ketza, primarily the result of the issuance and renunciation of flow-through shares.

As at December 31, 2012 the Company had unrecognized deferred tax assets of $322.0 million (2011 - $266.6 million). These unrecognized deductible temporary differences, unused tax losses, and unused tax credits are predominantly made up of non-capital and net operating loss carry forwards of $167.2 million (2011 - $178.6 million) which expire between 2014 and 2032.

SUMMARY OF QUARTERLY RESULTS

(In thousands of dollars, except for share and per share amounts)

	Q4 2012	Q3 2012(1)	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011(2)
Statement of Operations
Gold Sales	$51,799	$51,487	$36,386	$20,889	$27,769	$30,116	$28,258	$18,973
Cost of gold sold	36,265	36,889	39,530	21,666	30,615	37,279	30,191	32,890
Gross margin (loss)	15,534	14,598	(3,144)	(777)	(2,846)	(7,163)	(1,933)	(13,917)
(Loss) income from operations	(22,034)	8,479	(7,167)	(5,350)	(6,055)	(11,159)	(7,127)	(17,133)
(Loss) income before taxes	(21,404)	9,027	(8,807)	(6,745)	(8,708)	(18,119)	22,926	30,091
Net (loss) income	(12,884)	9,027	(8,313)	(7,845)	(7,506)	(17,973)	22,915	28,946
Basic net (loss) income per share	(0.13)	0.09	(0.09)	(0.08)	(0.08)	(0.19)	0.28	0.42
Weighted average # of shares outstanding (000's)	101,008	99,653	95,641	93,117	93,064	93,061	82,665	69,113
Statement of Financial Position
Cash and cash equivalents	9,295	6,873	4,320	1,144	2,261	37,459	7,761	-
Total assets	$348,459	$364,975	$346,900	$348,912	$327,646	$328,259	$261,447	$222,902

(1)

As previously discussed after the completion of commissioning of key upgrades the Jerritt Canyon operations achieved steady state production levels in June 2012 which continued throughout the remainder of 2012.

(2)

As previously discussed during 2011 the Company underwent a number of both scheduled and unscheduled voluntary shutdowns of the mill operations at Jerritt Canyon which were done to complete significant required equipment refurbishment, overhaul, and replacements, as well as critical maintenance.

RESULTS OF FOURTH QUARTER OPERATIONS

The Company recorded net loss of $12.9 million during the fourth quarter ended December 31, 2012 (“Q4”), compared to a loss of $7.5 million in Q4 2011. The loss in the most recent quarter is the result of the previously described $31.8 million non-cash impairment charge taken in the quarter. Excluding this impairment charge there was a $19.1 million improvement to net income before tax compared to Q4 2011 largely the result of an $18.3 million increase in gross margin, which improved from a $2.8 million loss in Q4 2011, to the $15.5 million gross margin in Q4 2012. This improvement was achieved through increased gold production and sales, as discussed below.

Gold sales:

Gold sales in Q4 2012 were $51.8 million from sales of 32,198 ounces of gold produced from Jerritt Canyon at an average selling price of $1,703 per ounce, compared with gold sales in Q4 2011 of $27.8 million from the sale of 16,850 ounces of gold from Jerritt Canyon at an average selling price of $1,676 per ounce. This 86% increase in revenue is mostly attributable to a 91% increase in the number of ounces sold, possible due to a 129% increase in payable production (13,864 ounces in Q4 2011 compared with 31,754 ounces in Q4 2012). The increased production was driven by higher grade ores coming from the fully ramped up SSX-Steer mine (in addition to the Smith mine) as well as steady operations at the milling facility in 2012 compared with a number of scheduled and unscheduled shutdowns in 2011.

Gross margin:

In Q4 2012, the Company achieved a gross margin of $15.5 million compared to a gross loss of $2.8 million in Q4 2011. As discussed previously this improved margin arose primarily from increased revenue due to increased production. As the cost of operations are primarily fixed (approximately 80%) in nature this improvement in margin is expected as the grade of the ore improves as well as the overall throughput of the milling facility at Jerritt Canyon.

Depreciation, depletion and amortization:

The Company had $3.7 million in depreciation and amortization for the three months ended December 31, 2012, compared with $1.8 million in 2011. As previously noted the higher depreciation in 2012 is due to the increase in the depreciable property plant and equipment asset base as well as depletion on mineral property additions.

General and administrative expenses and share-based payments:

In Q4, 2012 the Company incurred $2.1 million in G&A which is consistent with the $1.2 million incurred in the fourth quarter of 2011 which included a $1.0 million reversal of interest and penalty accruals, which did not occur in Q4, 2012.

Interest and other income (expense)

Interest and other income (expense) was a gain of $5.1 million in Q4 2012, compared to a loss of $2.2 million in Q4 2011. The most recent quarter’s gain was the result of a $9.9 million non-cash gain on the revaluation of derivative warrant liabilities which arises due to the decline in the Company’s share price over the quarter, offset by a $4.5 million non-cash loss on derivative forward gold contract liabilities. The comparable amounts in Q4 2011 were a $1.0 million gain on the revaluation of warrants, offset by a $3.2 million loss on the derivative gold forward contracts.

Finance and transaction costs:

Finance and transaction costs were $5.0 million in Q4 2012, compared to $2.0 million for the same period in 2011. The increase is primarily the result of a $0.4 million increase in transactions costs that arose with the December public offering; $0.5 million recognition of deferred finance fees relating to a full year of the Deutche Bank Forwards; $0.4 million in interest costs relating to an gold forward contract with a related party; and, $0.4 million of interest on convertible debentures which were issued in 2012 and thus there was no comparable expense in 2011.

LIQUIDITY

During 2012 cash and cash equivalents increased from $2.3 million to $9.3 million. At December 31, 2012 the Company had a working capital deficiency of $34.3 million compared to a working capital deficiency of $52.7 million at December 31, 2011 as a result of the activities described below.

Operating:

During 2012 the Company recorded a net loss of $20.0 million, which, after subtracting non-cash items, including changes in working capital of $14.0 million, and adding net deferred revenue proceeds of $9.1 million, resulted in cash outflows of $13.2 million for the year. This cash outflow is comprised primarily of a gross margin of $26.2 million, less deferred revenue recognition net of deferred revenue proceeds of $14.9 million, changes in working capital of $14 million, less general and administrative costs of $8.4 million and, environmental related expenses of $4.1 million.

During 2011 the Company recorded net income of $26.4 million, which, after subtracting interest paid and non-cash items, including changes in working capital, of $13.0 million, and adding net deferred revenue proceeds of $114.0 million, resulted in cash inflows of $61.6 million for the year. This cash inflow is comprised primarily of net deferred revenue proceeds of $114.0 million, gross losses of $25.9 million, general and administrative costs $8.2 million, environmental related expense $2.2 million and exploration expenditures of $1 million.

Changes in non-cash working capital resulted in a $14.0 million cash outflow compared to $13.0 million outflow in the comparable period in 2011. The outflows in 2012 were from a reduction in accounts payable of $6.8 million a $0.6 million increase in accounts receivable, and an increase in inventory of $6.6 million.

The outflows in 2011 were from a reduction in accounts payable of $16.7 million and a $3.0 million increase in accounts receivable (primarily due to the Deutsche Bank settlement on the December delivery), offset by an inflow from the decrease in inventory of $6.7 million.

Investing:

Capital expenditures

	Year ended December 31,
		2012			2011
	Property,			Property,
	plant and	Mineral		plant and	Mineral
(in thousands)	equipment	properties	Total	equipment	properties	Total
Jerritt Canyon - Mill and equipment expenditures	$23,108	$-	$23,108	$48,667	$-	$48,667
Jerritt Canyon - Exploration expenditures & underground mine development	-	7,166	7,166	-	11,424	11,424
Ketza River - Property, plant and equipment expenditures	248	-	248	1,616	-	1,616
Ketza River - Exploration/development expenditures	-	5,509	5,509	-	5,094	5,094
Corporate - property plant and equipment expenditures	69	(27)	42	64	47	111
	$23,425	$12,648	$36,073	$50,347	$16,565	$66,912

Cash disbursements on property, plant and equipment and mineral properties were $36.1 million in 2012 compared to $66.9 million in the previous year.

Significant property, plant and equipment capital expenditures during 2012 included:

  Fabric and earthworks to complete the new tailings facility ($8.9 million);

  Payments on mobile and underground mining equipment ($5.4 million), including a long-hole drill, two underground jumbo drills, a bolter, five trucks, and a loader.

  Complete the installation of a new ore dryer, bag house, and scrubber along with a new fine crushing circuit ($4.9 million);

  Installation of a digital control system, replacing the existing pneumatic one, purchase of a new refinery furnace and construction of a waste water treatment facility ($1.7million);

Nevada mineral property expenditures during 2012 included SSX development including the new Saval portal ($1.7 million); Smith mine development ($3.5 million); Starvation canyon mine development, including portal construction ($1.7 million); and Jerritt Canyon exploration expenditures ($0.1 million).

Significant property, plant and equipment capital expenditures during 2011 include payments on:

  SSX mining equipment ($10.2 million);

  Completion of digital control system for mill operations, new ore dryer circuit, and refinery upgrades including electro winning equipment ($12.7 million);

  Commencement of tailings facility and evaporation system work ($20.5 million);

Nevada mineral property expenditures during 2011 include payments for exploration and evaluation programs at Burns Basin, Starvation Canyon, Pie Creek, and West Mahala ($8.3 million); as well as the construction of underground infrastructure and mine development at the Smith and SSX/Steer mines ($3.0 million).

Exploration at Ketza River remained consistent as the Company continued focused on evaluating available data for the preparation of the YESAB proposal.

Financing:

During 2012, the Company raised $5.0 million through a forward sales contract entered into with a related party in January 2012. In February of 2012, the Company raised an additional $20 million from Deutsche Bank under a similar prepaid Gold Purchase Agreement as completed in August of 2011. Warrants were issued as part of this transaction, with $9.9 million of the $20 million attributable to the value of the warrants that were issued and treated as financing proceeds. In May, 2012 $9.1 million was raised through the private placement of 3.9 million units consisting of one common share and one share purchase warrant. In June, July and October 2012 the Company issued convertible debentures for total proceeds of $11.5 million. In December, 2012 net proceeds of $14.4 million was raised through the public offering of units of the Company, each unit being comprised of one common share and one-half share purchase warrant.

During the first quarter of 2011, the Company raised $7.2 million of financing through the issuance of flow-through shares and a further $5.0 million through a forward sales contract entered into in January 2011. The forward contract matured on June 30, 2011 and was settled through a combination of cash ($5.4 million) derived from the sale of 3,465 ounces on behalf of the lender and the transfer of an additional 1,000 ounces to the account of the lender to satisfy the terms of the contract.

On May 24, 2011, the Company raised C$14.7 million of financing through the private placement of 33.5 million C$0.43 units with Deutsche Bank AG, each unit consisting of one common share and a common share purchase warrant with an exercise price C$0.55. As well, an additional C$44.9 million was raised through the sale of warrants from the Company’s major shareholder to a group of institutional investors, including Deutsche Bank AG, under the condition the warrants were to be immediately exercised. A further C$12.5 million was raised from 59.1 million warrants that were exercised during a 30 day period wherein the warrants could be exercised for an 18% discount to their original strike price.

In August 2011 the Senior Secured Notes entered into in August 2010 (the “Notes”, further detail below), including the embedded gold derivative, were settled in entirety. Total cash repayments on the Notes in 2011 totaled $41.7 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The significant investment and experienced downtime relating to the Jerritt Canyon operations refurbishment and operating issues since restarting increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements to ensure continuity of operations. The operations having undergone significant upgrades in the first half of 2012 had a significant impact on the mills output capacity and returned the Company to positive operating cash flows in the third and fourth quarter of 2012. However there can be no assurance that the Company will be able to obtain additional financial resources, or achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at December 31, 2012:

Contractual obligations	Less than	4 to 12	1 to 2	Greater	Total
	3 months	months	years	than 2
				years
Accounts payable and accrued liabilities	$37,373	−	−	−	$37,373
Finance lease obligations	674	1,732	2,229	1,322	5,957
Operating lease obligations	56	169	215	143	583
Decommissioning and rehabilitation provisions	−	408	1,309	63,253	64,970
Total	$38,103	$2,309	$3,753	$64,718	$108,883

CAPITAL RESOURCES:

The Company had a cash balance of $9.3 million as of December 31, 2012 and a negative working capital balance of $34.3 million. The Company had a $51.3 million restricted cash balance as of December 31, 2012, primarily related to cash restricted for future reclamation at the Jerritt Canyon property.

The Company continues to generate positive cash flows from operations and has been investing the funds from the recently completed public offering into developing the third underground mine, Starvation Canyon mine. The Company expects to be able to fund the completion of that mine with the proceeds received as well as through the distribution of $8 million of funds held from the Gold Forward Facility closed in August of 2011. These funds were received by the Company in February of 2013. Once the development work is completed and the mine is in operations, the operations should generate sufficient funds to support the ongoing capital expenditures and the Company will be free cash flow positive.

The Company is exploring opportunities to reduce the existing debt commitments by extending out the existing terms of the Gold Forward Facilities, enabling it to invest further funds into existing operations or pursue changes to its capital structure. Should these negotiations prove successful the monthly cash flow from the Jerritt Canyon operations will increase by up to $2 million, lowering the breakeven point for the operations and increasing cash available to support investment in the operations.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term.

On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Third Agreement”). Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold.

On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold. In December 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in January 2014, and that approximately 3,819 additional ounces would be delivered at that time.

On January 12, 2012, the Company entered into a forward sales contract with a related party which requires delivery of 3,665 ounces of gold by June 12, 2012 or cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. As at December 31, 2012 the contract had not been settled and the Company is in negotiations with the counterparty to further extend the settlement date.

The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share.

OUTLOOK

For 2013 and forward the Company is focused on achieving sustainable production of approximately 175,000 70 185,000 ounces from its two existing underground mines as well as the soon to be completed Starvation Canyon mine (expected by April of 2013). As well, the Company plans to open a third portal at the SSX-Steer mine (thw Saval 4 portal) through which the Company can draw additional ores at comparable grades for at least another year. To supplement the ores from the property, the Company also expects to enter into third party toll milling contracts early in the second quarter to take delivery of between 500 and 1,500 tons per day of third party ore or concentrates which will provide significant incremental cash flows as well as provide significant cost credits as these revenues are treated as offsets to the cost of production.

With the completion of the ore dryer circuit and related emissions controls, the Company has not only improved the throughput in the plant but has also set the new standard for emissions from the dryer circuit, in addition to continuing to pass all required mercury emissions tests on the roaster circuit by a significant margin. As well, the Company has substantially completed all items under the Consent Decree, having installed the second quench tank during the January shutdown as well as adding necessary emissions control equipment (additional bag house to filter dust, sulfur dioxide scrubber) on the new ore dryer. The Company has also completed the second tailings facility and water storage reservoirs, this investment will extend the life of the mill, allow for the eventual reclamation of the original tailings facility, and bring the fluid management system in line with current standards. With substantially all of the items in the Consent Decree complete the Company is now looking at alternative ways to structure the remaining project so that the Consent Decree can be brought to a close.

The 2011 surface exploration program identified a number of areas of interest and proved the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. The Company is currently working on development plans from zone 1 in the SSX-Steer mine that will bring the Company within 300 metres of one of the deposits identified and will allow for further drilling of the resource and likely convert another 400 ounces approximately from inferred resource into reserves. As well, geophysical survey work in the Starvation Canyon area on the south end of the property has identified areas of interest to the west of the existing deposit that will need to be explored in the 2012 drill program as well.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On March 25, 2013, the Company had $9.4 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of December 31, 2012.

SUBSEQUENT EVENTS

There are no material events to disclose subsequent to December 31, 2012 to the date of this MD&A.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, the Company was charged a total of $0.3 million (2011 - $0.4 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2012 is $nil (as at December 31, 2011 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this this liability as at December 31, 2012 was $7.0 million resulting in a loss of $1.5 million and interest expense of $0.9 million being recognized in the year ended December 31, 2012.

In January 2011 the Company entered into a gold forward contract with the same company which was settled in in June 2011. The fair value of the liability was $6.9 million as at June 30, 2011, resulting in a loss of $1.4 million being recognized for the year ended December 31, 2011.

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the year ended December 31, 2012, a total of $0.4 million was charged to the Company under this agreement (2011 – $0.2 million).

In March 2012 the Company entered into a lease agreement with a company owned by a director of the Company for the lease of office space. During the year ended December 31, 2012 a total of $0.1 million (2011 - $nil) was charged to the Company under this agreement.

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	2012	2011	2010
Short-term benefits	$1,718	$1,605	$902
Share-based payments	1,927	789	2,713
	$3,645	$2,394	$3,615

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure share-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued are as follows:

Accounting standards adopted January 1, 2012:

i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

In October 2010, the IASB issued the IFRS 7 amendments to enhance the disclosure requirements with regards to the transfer of financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. This amendment did not have a significant impact on the Company’s consolidated financial statements.

ii)	Amendments to IAS 12 - Income Taxes (“IAS 12”)

The IAS 12 amendment was issued in December 2010, and provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment was effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. This amendment did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards effective January 1, 2013:

i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods.

ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27- Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non- consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2011, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the IAS 1 amendments will have a significant impact on its consolidated financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. The Company does not anticipate application of IAS 19 amendments have a significant impact on its consolidated financial statements.

viii)	IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2014:

i)	IAS 32 - Offsetting Financial Assets and Financial Liabilities (“IAS 32”)

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realisation and settlement’. The amendments to IAS 32 require retrospective.

Accounting standards effective January 1, 2015:

i)	IFRS 9 - Financial Instruments (“IFRS 9”)

This new standard for financial instruments is intended to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”), in entirety, in three main phases. IFRS 9 is intended to be principles-based, and less complex than IAS 39. The first phase of IFRS 9 was issued and amended in November 2009 and October 2010, respectively, and addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the contractual cash flow characteristics, and the Company’s business model for managing, financial assets. Financial liabilities are classified and subsequently measured at amortized cost, except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees, and other certain exceptions.

In response to delays to the completion of the remaining two phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outlook on Future Earnings

Future net earnings will be primarily impacted by changes in fair values to the Company’s share purchase warrants, with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price, the volatility of the Company’s share price and the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

The IASB has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the convertible debentures (the “Embedded Derivative”). The fair value of derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants and embedded derivatives is determined using option pricing models.

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the Company’s deferred revenue represents the prepayment of funds for Forward Gold Purchase Agreements with Deutsche Bank, entered into on August 12, 2011 and February 7, 2012. Under the Gold Purchase Agreement the Company is obligated to deliver 173,880 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-eight month term that commenced in September of 2011. Under the Second Gold Purchase Agreement the Company is obligated to deliver and additional 27,950 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-three month term that commenced in March 2012.

The Company is to receive additional payments from Deutsche Bank for the monthly gold deliveries associated with these agreements. The dollar amount of the additional payments is contingent on the future price of gold.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property. The Company is currently in the process of completing an updated National Instrument 43-101 report for both the Ketza River and Jerritt Canyon property and expects these to be completed during the third quarter of 2012.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2012 safety related improvements continue to be a component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings, especially towards the latter part of 2012.

The Company was able to obtain funds financing in 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement in the year. Debt financing was done by way of issuing convertible debentures. In the latter half of 2012 the market for smaller gold companies experienced an exodus of capital and this has directly impacted the Company’s market capitalization, increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Veris as of March 25, 2013:

	# Outstanding (000')
Common shares issued and outstanding	107,641

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Warrants	15,673	$3.45	2.2
Stock options	6,246	$2.97	2.5

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

A company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Co-Chief Executive Officer & Chief Financial Officer; Co-Chief Executive Officer & Chief Operating Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2012, the Company maintained effective internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Co-Chief Executive Officer & Chief Financial Officer; and, our Co-Chief Executive Officer & Chief Operating Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that our disclosure controls and procedures are effective as of December 31, 2012.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.Verisgold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.